UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K/A
Amendment No. 1

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2001

Commission File No. 1-10290

DUQUESNE LIGHT COMPANY 401(k)
RETIREMENT SAVINGS PLAN FOR IBEW REPRESENTED EMPLOYEES

411 Seventh Avenue
Pittsburgh, PA 15219

(Full title of the Plan and the address of the Plan, if different from that of the issuer named below)

DQE, Inc.

411 Seventh Avenue
Pittsburgh, PA 15219

(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

The Independent Auditors' Consent included as Exhibit I on page 15 of registrant's Form 11-K for the Fiscal Year ended December 31, 2001 is hereby amended in its entirety to read as follows:

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Post Effective Amendment No.3 to Registration Statement No. 33-29147 of DQE, Inc. on Form S-8 of our report dated June 28, 2002, appearing in this Annual Report on Form 11-K of the Duquesne Light Company 401(k) Retirement Savings Plan for IBEW Represented Employees for the year ended December 31, 2001.

Deloitte & Touche LLP

July 9, 2002
Pittsburgh, Pennsylvania

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Duquesne Light Company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DUQUESNE LIGHT COMPANY
401(k) RETIREMENT SAVINGS
PLAN FOR IBEW REPRESENTED
EMPLOYEES

By ____________________

Stevan R. Schott
Vice President and Controller,
Duquesne Light Company

Dated: July 9, 2002